UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BNY MELLON MUNICIPAL INCOME, INC.
(Name of issuer)

VARIABLE RATE MUNIFUND TERM PREFERRED SHARES
(Title of Class of Securities)

05589T401
(CUSIP Number)

Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, North Carolina 28255
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 05589T401
1	NAMES OF REPORTING PERSONS
Bank of America Corporation 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,209

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,209

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,209

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

*The calculation of the percentage of outstanding shares is based on 1,209 shares of VMTP shares outstanding as of September 30, 2024, as described in the Annual Report, N-CSR, filed by BNY Mellon Municipal Income, Inc. with the SEC on November 29, 2024.

SCHEDULE 13D
CUSIP No. 05589T401
1	NAMES OF REPORTING PERSONS
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,209

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,209

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,209

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
co

*The calculation of the percentage of outstanding shares is based on 1,209 shares of VMTP shares outstanding as of September 30, 2024, as described in the Annual Report, N-CSR, filed by BNY Mellon Municipal Income, Inc. with the SEC on November 29, 2024.

Item 1.	Security and Issuer

This Amendment No.1 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated July 12, 2023 and filed with the SEC on July 24, 2023, (as amended to the date hereof, the “Original Schedule 13D”) for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the Variable Rate MuniFund Term Preferred Shares, Series 2023-1 (“VMTP Shares”) of BNY Mellon Municipal Income, Inc. (the “Issuer”).

This amendment is being filed to disclose previously unreported trades.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

Item 5.	Interest in Securities of the Issuer

The Reporting Person have effected the transactions in securities of the Issuer identified in Schedule III

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated as of December 13, 2024, by and among the Reporting Persons.

99.2	Power of Attorney, relating to each of the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2024.

BANK OF AMERICA CORPORATION
	By:	/s/ Andres Ortiz
Name: Andres Ortiz
Title: Authorized Signatory

BANC OF AMERICA PREFERRED FUNDING CORPORATION
	By:	/s/ Andres Ortiz
Name: Andres Ortiz
Title: Authorized Signatory

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF
REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation.  The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Bank of America Corporation	Principal Occupation
Brian T. Moynihan	Chairman of the Board, Chief Executive Officer and Director	Chairman of the Board and Chief Executive Officer of Bank of America Corporation
Paul M. Donofrio	Vice Chair	Vice Chair of Bank of America Corporation
Thong M. Nguyen	Vice Chair, Head of Global Strategy & Enterprise Platforms	Vice Chair, Head of Global Strategy & Enterprise Platforms of Bank of America Corporation
Bruce R. Thompson	Vice Chair, Head of Enterprise Credit	Vice Chair, Head of Enterprise Credit of Bank of America Corporation
Dean C. Athanasia	President, Regional Banking	President, Regional Banking of Bank of America Corporation
James P. DeMare	President, Global Markets	President, Global Markets of Bank of America Corporation
Kathleen A. Knox	President, The Private Bank	President, The Private Bank of Bank of America Corporation
Matthew M. Koder	President, Global Corporate and Investment Banking	President, Global Corporate and Investment Banking of Bank of America Corporation
Bernard A. Mensah	President, International; CEO, Merrill Lynch International	President, International of Bank of America Corporation and CEO, Merrill Lynch International
Lindsay DeNardo Hans	President, Co-Head Merrill Wealth Management	President, Co-Head Merrill Wealth Management of Bank of America Corporation
Eric Schimpf	President, Co-Head Merrill Wealth Management	President, Co-Head Merrill Wealth Management of Bank of America Corporation
Aditya Bhasin	Chief Technology and Information Officer	Chief Technology and Information Officer of Bank of America Corporation
D. Steve Boland	Chief Administrative Officer	Chief Administrative Officer of Bank of America Corporation
Alastair Borthwick	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation

Sheri Bronstein	Chief Human Resources Officer	Chief Human Resources Officer of Bank of America Corporation
Geoffrey Greener	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation
Thomas M. Scrivener	Chief Operations Executive	Chief Operations Executive of Bank of America Corporation
Lauren A. Mogensen	Global General Counsel	Global General Counsel of Bank of America Corporation
Lionel L. Nowell, III	Lead Independent Director	Lead Independent Director, Bank of America Corporation; Former Senior Vice President and Treasurer, PepsiCo, Inc.
Sharon L. Allen	Director	Former Chairman, Deloitte LLP
Jose E. Almeida	Director	Chairman, President and Chief Executive Officer of Baxter International Inc.
Pierre J.P. de Weck[1]	Director	Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG
Arnold W. Donald	Director	Former President and Chief Executive Officer, Carnival Corporation & Carnival plc
Linda P. Hudson	Director	Former Executive Officer, The Cardea Group, LLC and Former President and Chief Executive Officer of BAE Systems, Inc.
Monica C. Lozano	Director	Lead Independent Director, Target Corporation; Former Chief Executive Officer, Former College Futures Foundation and Former Chairman, US Hispanic Media Inc.
Denise L. Ramos	Director	Former Chief Executive Officer and President of ITT Inc.
Clayton S. Rose	Director	Baker Foundation Professor of Management Practice at Harvard Business School
Michael D. White	Director	Former Chairman, President, and Chief Executive Officer of DIRECTV
Thomas D. Woods[2]	Director	Former Vice Chairman and Senior Executive Vice President of Canadian Imperial Bank of Commerce; Former Chairman, Hydro One Limited
Maria T. Zuber	Director	Vice President for Research and E.A., Griswold Professor of Geophysics, MIT

1 Mr. de Weck is a citizen of Switzerland.
2 Mr. Woods is a citizen of Canada.

The following sets forth the name and present principal occupation of each executive officer and director of Banc of America Preferred Funding Corporation.  The business address of each of the executive officers and directors of Banc of America Preferred Funding Corporation is 214 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Banc of America Preferred Funding Corporation	Principal Occupation
John J. Lawlor	Director and President	Managing Director, Municipal Markets and Public Sector Banking Executive of BofA Securities, Inc. and Bank of America, National Association
James Duffy	Managing Director	Director; MBAM BFO, The CFO Group of Bank of America, National Association
Michael I. Jentis	Managing Director	Managing Director, Head of Sales – Public Finance of BofA Securities, Inc. and Bank of America, National Association
Mona Payton	Managing Director	Managing Director, Municipal Markets Executive for Short-Term Trading of BofA Securities, Inc. and Bank of America, National Association
Edward J. Sisk	Director and Managing Director	Managing Director, Public Finance Executive of BofA Securities, Inc. and Bank of America, National Association
John B. Sprung	Director	Corporate Director
David A. Stephens	Director and Managing Director	Managing Director, Executive for Public Finance and Public Sector Credit Products of BofA Securities, Inc. and Bank of America, National Association

SCHEDULE II

LITIGATION SCHEDULE

Bank of America Corporation and certain of its affiliates, including BofA Securities, Inc. ("BofA Securities," successor in interest to Merrill Lynch, Pierce, Fenner & Smith Incorporated) and Bank of America, N.A., have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business.  Certain of such proceedings have resulted in findings of violations of federal or state securities laws.  Such proceedings are reported and summarized in the BofA Securities Form BD as filed with the SEC, which descriptions are hereby incorporated by reference.

Schedule III

The following tables set forth all unreported transactions with respect to common stock effected by or on behalf of the Reporting Persons. All of their transactions were effectuated for cash.

COMMON STOCK

TRADE DATE	BUY/SELL	QUANTITY	PRICE	EXECUTION
11/24/2021	B	32	$8.77	OTC
11/29/2021	S	32	$8.75	OTC
02/04/2022	S	625	$8.1242	OTC
02/04/2022	B	100	$8.105	OTC
02/04/2022	B	100	$8.105	OTC
02/04/2022	B	100	$8.105	OTC
02/04/2022	B	100	$8.105	OTC
02/04/2022	B	100	$8.105	OTC
02/04/2022	B	25	$8.11	OTC
02/04/2022	B	100	$8.105	OTC
03/31/2022	B	500	$7.4927	OTC
03/31/2022	S	500	$7.4904	OTC
12/06/2022	B	20	$6.64	OTC
12/09/2022	S	20	$6.46	OTC INTERNAL
03/13/2023	S	28	$6.3067	OTC
03/31/2023	B	28	$6.4789	OTC
06/12/2023	B	3,298	$6.2996	OTC
06/13/2023	S	10	$6.3	OTC
06/13/2023	S	100	$6.3	OTC
06/13/2023	S	55	$6.3	OTC
06/13/2023	S	100	$6.3	OTC
06/13/2023	S	200	$6.3	OTC
06/13/2023	S	100	$6.3	OTC
06/13/2023	S	1,520	$6.29	OTC
06/13/2023	S	1,198	$6.3	OTC
06/13/2023	S	15	$6.3	OTC
03/21/2024	S	6	$6.761	OTC
03/22/2024	B	6	$6.77	OTC
04/09/2024	S	14	$6.7303	OTC
04/09/2024	S	20	$6.7303	OTC
04/16/2024	B	34	$6.595	OTC